Exhibit 2.5

DESCRIPTION OF SECURITIES

A summary of the material provisions governing our securities is described below. This summary is not complete and should be read together with the amended and restated Memorandum and Articles of Association of the Company (together, the “Articles”) and the Warrant Agreement, each of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. You are urged to read the Articles and the Warrant Agreement for a complete description of the rights and preferences of our securityholders.

General

The Company is a BVI business company limited by shares and incorporated in the British Virgin Islands and its affairs are governed by its Articles and the BVI Companies Act (each as amended or modified from time to time).

As provided in the Articles, subject to the BVI Companies Act, the Company has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. The registered office of the Company is c/o Maples Corporate Services (BVI) Limited, PO Box 173, Road Town, Tortola, British Virgin Islands.

Authorized Shares

The Articles authorize the issuance of up to 500,000,000 shares, consisting of (a) 450,000,000 Ordinary Shares and (b) 50,000,000 preference shares. All outstanding Ordinary Shares are fully paid and non-assessable.

All options, regardless of grant dates, will entitle holders to an equivalent number of Ordinary Shares once the vesting and exercising conditions are met.

The Ordinary Shares are expected to be listed on Nasdaq under the symbol “CRML”.

Key Provisions of the Articles and British Virgin Islands Law Affecting the Company’s Ordinary Shares or Corporate Governance

Voting Rights

The holders of Ordinary Shares are entitled to one vote per share on all matters to be voted on by shareholders. The Articles do not provide for cumulative voting with respect to the election of directors.

Transfer

All Ordinary Shares are issued in registered form and may be freely transferred under the Articles, unless any such transfer is restricted or prohibited by another instrument, Nasdaq rules or applicable securities laws.

Under the BVI Companies Act, shares that are listed on a “recognized exchange” (as that term is defined in the BVI Companies Act) may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the “recognized exchange” and subject to the Articles.

Pursuant to lock-up agreements entered into with the applicable party, including all holders described in this prospectus other than the PIPE Investors but excluding Sizzle’s public shareholders prior to the closing of the Business Combination, agreed, among other things, that such party’s Ordinary Shares may not be transferred for a period of one year after the Closing. The lock-up agreements do not restrict GEM Investor and GYBL from selling shares acquired by them under the GEM Agreement. Following the closing of the Business Combination, of the 81,640,131 Ordinary shares that were issued and outstanding as of the Closing Date, approximately 74,398,882 Ordinary Shares (or approximately 91% of the total issued and outstanding Ordinary Shares) are subject to a lock-up for up to one year after Closing.

Additionally, any Securities received in the Business Combination by persons who are or become affiliates of the Company for purposes of Rule 144 under the Securities Act may be resold only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act, including pursuant to this prospectus. Persons who may be deemed affiliates of the Company generally include individuals or entities that control, are controlled by or are under common control with, the Company and may include the directors and executive officers of the Company, as well as its significant shareholders.

Redemption Rights

The BVI Companies Act and the Articles permit the Company to purchase its own shares with the prior written consent of the relevant members, on such terms and in such manner as may be determined by its board of directors and in accordance with the BVI Companies Act.

Dividends and Distributions

Pursuant to the Articles and the BVI Companies Act, the Board may from time to time declare dividends and other distributions, and authorize payment thereof, if, in accordance with the BVI Companies Act, the Board is satisfied that immediately after the payment of any such dividend or distribution, (a) the value of the Company’s assets exceeds its liabilities and (b) the Company will be able to pay its debts as they fall due. Each holder of Ordinary Shares has equal rights with regard to dividends and to distributions of the surplus assets of the Company, if any.

Other Rights

Under the Articles, the holders of Securities are not entitled to any preemptive rights or anti-dilution rights. Securities are not subject to any sinking fund provisions.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

The Board may from time to time make calls upon members for any amounts unpaid on their Ordinary Shares in a notice served to such members at least 14 clear days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Issuance of Additional Shares

The Articles authorize the Board to issue additional Ordinary Shares from time to time as the Board shall determine, subject to the BVI Companies Act and the provisions, if any, in the Articles (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of any applicable exchange, the SEC and/or any other competent regulatory authority and without prejudice to any rights attached to any existing shares.

However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under the Articles for a proper purpose and for what they believe in good faith to be in the best interests of the Company.

Meetings of Shareholders

Under the Articles, the Company may, but (unless required by any applicable law, rule or regulation) is not obligated to, hold an annual general meeting each year. The Board or the chair, if in office, may call an annual general meeting or an extraordinary general meeting upon not less than seven days’ notice unless such notice is waived in accordance with the Articles. A meeting notice must specify the place, day and hour of the meeting and the general nature of the business to be conducted at such meeting. At any general meeting of the Company shareholders, one-third of the voting power of the Company’s Ordinary Shares entitled to vote at such meeting shall constitute a quorum. Subject to the requirements of the BVI Companies Act, only those matters set forth in the notice of the general meeting or (solely in the case of a meeting convened upon a Special Meeting Request (as defined below)) properly requested in connection with a Special Meeting Request may be considered or acted upon at a meeting of the Company shareholders.

Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Under the Articles, shareholders of the Company have the right to submit a requisition (a “Special Meeting Request”) requiring the Board of Directors to convene an extraordinary general meeting, as more particularly described below. Only those matters set forth in the notice of the general meeting or properly the subject of a Special Meeting Request may be considered or acted upon at a general meeting.

To properly requisition an extraordinary general meeting pursuant to a Special Meeting Request, (a) the request of shareholders representing not less than 30% of the voting power represented by all issued and outstanding shares of the Company in respect of the matter for which such meeting is requested must be deposited at the registered office of the Company and (b) the requisitioning shareholders must comply with certain information requirements specified in the Articles.

In connection with any meeting of shareholders, the right of a shareholder to bring other business or to nominate a candidate for election to the Board must be exercised in compliance with the requirements of the Articles. Among other things, notice of such other business or nomination must be received at the registered office of the Company not later than the close of business on the date that is 120 days before, and not earlier than the close of business on the date that is 150 days before, the one-year anniversary of the preceding year’s annual general meeting, subject to certain exceptions.

Liquidation

On a liquidation or winding up of the Company, assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of Ordinary Shares on a pro rata basis.

Inspection of Books and Records

The Board shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members and no member shall have any right of inspecting any account, book or document of the Company except as conferred by law or authorized by the Board or by the Company in general meeting.

Preference Shares

The Articles provide that preference shares may be issued from time to time in one or more series. The Board is authorized to fix the voting rights, if any, designations, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series by an amendment to the Articles to be approved by the Board. The Board is able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of Ordinary Shares and could have anti-takeover effects. The ability of the Board to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. The Company has no preference shares issued and outstanding at the date of this prospectus. Any amendment to the Articles by the Board in order to assign rights to any preference shares and the issuance of such preference shares would be subject to applicable directors’ duties.

Anti-Takeover Provisions

Some provisions of the Articles may discourage, delay or prevent a change of control of the Company or management that members may consider favorable, including, among other things:

●	a classified board of directors with staggered, three-year terms;

●	the ability of the Board to issue preference shares and to determine the price and other terms of those shares, including preferences and voting rights, potentially without shareholder approval;

●	the limitation of liability of, and the indemnification of and advancement of expenses to, members of the Board;

●	advance notice procedures with which shareholders must comply to nominate candidates to the Board or to propose matters to be acted upon at a shareholders’ meeting, which could preclude shareholders from bringing matters before annual or special meetings and delay changes in the Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise from attempting to obtain control of the Company;

●	that directors may be removed only (i) for cause and upon a resolution passed by all directors (other than the director who is the subject of the resolution) provided that a director appointed by EUR pursuant to its rights of appointment under the Articles may not be so removed, (ii) with or without cause by EUR where the director concerned was appointed by EUR pursuant to its rights of appointment under the Articles, (iii) for cause and, if EUR beneficially owns less than 50% of the voting power of the Company’s Ordinary Shares, upon a resolution of shareholders signed by a majority of the entire voting power of the Company’s Ordinary Shares, or (iv) if EUR beneficially owns at least 50% of the voting power of the Company’s Ordinary Shares, upon a resolution of shareholders signed by a majority of the entire voting power of the Company’s Ordinary Shares;

●	that shareholders may not act by written consent in lieu of a meeting at any time if EUR beneficially owns less than 50% of the voting power of the Company’s Ordinary Shares; provided, however, that at any time when EUR beneficially owns at least 50% of the voting power of the Company’s Ordinary Shares, the shareholders may pass a written consent if signed by holders of Ordinary Shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a shareholder meeting;

●	the right of the Board, if EUR beneficially owns less than 50% of the voting power of the Company’s Ordinary Shares, to fill vacancies created by the expansion of the Board or the resignation, death or removal of a director, or by a resolution of shareholders at any time when EUR beneficially owns at least 50% of the total voting power of the Company’s Ordinary Shares; and

●	that the Articles may be amended only (i) by the Board or (ii) if EUR owns at least 50% of the voting power of the Company’s Ordinary Shares, by a resolution of shareholders signed by a majority of the entire voting power of the Company’s Ordinary Shares.

However, under British Virgin Islands law, the directors of the Company may only exercise the rights and powers granted to them under the Articles for a proper purpose and for what they believe in good faith to be in the best interests of the Company.

Warrants

Public Warrants

Each public warrant entitles the registered holder to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination. However, no public warrants will be exercisable for cash unless we have an effective and current registration statement covering the Ordinary Shares issuable upon exercise of the public warrants and a current prospectus relating to such Ordinary Shares. We are registering the Ordinary Shares issuable upon exercise of the public warrants in the registration statement of which this prospectus forms a part because the public warrants will become exercisable 30 days after the completion of the Business Combination. However, because the public warrants will be exercisable until their expiration date of up to five years after the completion of the Business Combination, in order to comply with the requirements of Section 10(a)(3) of the Securities Act following the consummation of the Business Combination under the terms of the public warrant agreement, we have agreed that we will use our best efforts to file with the SEC as soon as practicable after the Business Combination a post-effective amendment to the registration statement of which this prospectus forms a part or a new registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the public warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the public warrants in accordance with the provisions of the public warrant agreement. Notwithstanding the foregoing, if a registration statement covering the Ordinary Shares issuable upon exercise of the public warrants is not effective within a specified period following the consummation of the Business Combination, public warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise public warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their public warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the public warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the public warrants, multiplied by the difference between the exercise price of the public warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the Ordinary Shares for the 5 trading days ending on the trading day prior to the date of exercise. The public warrants will expire on the fifth anniversary of our completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We may call the public warrants for redemption, in whole and not in part, at a price of $0.01 per public warrant,

●	at any time after the public warrants become exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each public warrant holder,

●	if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the public warrants become exercisable and ending on the third business day prior to the notice of redemption to public warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the Ordinary Shares underlying such public warrants.

The right to exercise will be forfeited unless the public warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a public warrant will have no further rights except to receive the redemption price for such holder’s public warrant upon surrender of such public warrant.

The redemption criteria for our public warrants have been established at a price which is intended to provide public warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the public warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the public warrants.

If we call the public warrants for redemption as described above, our leadership will have the option to require all holders that wish to exercise public warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the public warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the public warrants, multiplied by the difference between the exercise price of the public warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Ordinary Shares for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of public warrants.

The public warrants are issued in registered form under a public warrant agreement between Continental Stock Transfer & Trust Company, as public warrant agent, and us. The public warrant agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least a majority of the then outstanding public warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of Ordinary Shares issuable on exercise of the public warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the public warrants will not be adjusted for issuances of Ordinary Shares at a price below their respective exercise prices.

In addition, if (x) we issue additional Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at an issue price or effective issue price of less than $9.20 per Ordinary Share (with such issue price or effective issue price to be determined in good faith by our board of directors, and in the case of any such issuance to our sponsor, initial stockholders or their affiliates, without taking into account any founder shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the public warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which we issue the additional Ordinary Shares or equity-linked securities.

The public warrants may be exercised upon surrender of the public warrant certificate on or prior to the expiration date at the offices of the public warrant agent, with the exercise form on the reverse side of the public warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of public warrants being exercised. The public warrant holders do not have the rights or privileges of holders of Ordinary Shares and any voting rights until they exercise their public warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Public warrant holders may elect to be subject to a restriction on the exercise of their public warrants such that an electing public warrant holder would not be able to exercise their public warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the Ordinary Shares outstanding.

No fractional shares will be issued upon exercise of the public warrants. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of Ordinary Shares to be issued to the public warrant holder. We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the public warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

PIPE Warrants

Pursuant to the Subscription Agreements, at the Closing, Critical Metals issued to each PIPE Investor warrants to purchase up to an aggregate of 1,000,000 Ordinary Shares (the “PIPE Warrants”). The PIPE Warrants are exercisable commencing on February 27, 2024, the closing date of the Business Combination, and expire on May 27, 2025.

Each PIPE Warrant has an initial exercise price of $10.00 per Ordinary Share. The exercise price and number of Ordinary Shares issuable on the exercise of the PIPE Warrants may be adjusted in certain circumstances, including the event of a stock dividend, subdivision or the occurrence of a merger, consolidation, reorganization, share exchange or similar corporate transaction,

At no time may a holder of a PIPE Warrant exercise such warrant if the number of Ordinary Shares to be issued pursuant to such exercise would exceed, when aggregated with all Other Ordinary Shares owned by such holder and its affiliates at such time, the number of Ordinary Shares which would result in such holder and its affiliates beneficially owning (as determined in accordance with Section 12(d) of the Exchange Act and the rules thereunder) in excess of 9.99% of the then issued and outstanding Ordinary Shares; provided, however, that such holder may waive the foregoing restriction by providing the Company with 61 days’ notice of such waiver; provided, further, that during the 61 day period prior to the expiration of the PIPE Warrant, the holder may waive compliance with the foregoing restriction at any time during such 61 day period.

No fractional Ordinary Shares will be issued in connection with any exercise of a PIPE Warrant, in lieu of such fractional shares, the Company shall round the number of shares to be issued upon exercise up to the nearest whole number of shares.

The foregoing description of the PIPE Warrants is qualified in its entirety by reference to the full text of the form of PIPE Warrant, copy of which is filed with the SEC as Exhibit 10.13 to this registration statement and which are incorporate herein by reference.

Polar Warrants

At the Closing, Critical Metals issued to Polar warrants to purchase up to 350,000 Ordinary Shares (the “Polar Warrants”). The Polar Warrants are exercisable commencing on February 27, 2024, the closing date of the Business Combination, and expire on May 27, 2025.

The Polar Warrants have an initial exercise price of $10.00 per Ordinary Share. The exercise price and number of Ordinary Shares issuable on the exercise of the Polar Warrants may be adjusted in certain circumstances, including the event of a stock dividend, subdivision or the occurrence of a merger, consolidation, reorganization, share exchange or similar corporate transaction,

At no time may a holder of a Polar Warrant exercise such warrant if the number of Ordinary Shares to be issued pursuant to such exercise would exceed, when aggregated with all Other Ordinary Shares owned by such holder and its affiliates at such time, the number of Ordinary Shares which would result in such holder and its affiliates beneficially owning (as determined in accordance with Section 12(d) of the Exchange Act and the rules thereunder) in excess of 9.99% of the then issued and outstanding Ordinary Shares; provided, however, that such holder may waive the foregoing restriction by providing the Company with 61 days’ notice of such waiver; provided, further, that during the 61 day period prior to the expiration of the Polar Warrant, the holder may waive compliance with the foregoing restriction at any time during such 61 day period.

No fractional Ordinary Shares will be issued in connection with any exercise of a Polar Warrant, in lieu of such fractional shares, the Company shall round the number of shares to be issued upon exercise up to the nearest whole number of shares.

The foregoing description of the Polar Warrant is qualified in its entirety by reference to the full text of the Polar Warrant, copy of which is filed with the SEC as Exhibit 10.14 to this registration statement and which are incorporate herein by reference.

GEM Warrants

Pursuant to the GEM Agreement, at the Closing, the GEM Investor was granted a warrant (the “GEM Warrant”) to purchase up to 1,814,797 Ordinary Shares. The GEM Warrants are exercisable commencing on February 27, 2024, the closing date of the Business Combination, and expire on February 27, 2027.

The GEM Warrants have an initial exercise price of $10.71 per Ordinary Share. The exercise price and number of Ordinary Shares issuable on the exercise of the GEM Warrants may be adjusted in certain circumstances, including the event of a stock dividend, subdivision or the occurrence of a merger, consolidation, reorganization, share exchange or similar corporate transaction. The GEM Warrant can be exercised on a cashless basis in part or in whole at any time during the term. Any failure by us to timely transfer the Ordinary Shares under the GEM Warrant pursuant to GYBL’s exercise will entitle GYBL to compensation in addition to other remedies.

At no time may a holder of a GEM Warrant exercise such warrant if the number of Ordinary Shares to be issued pursuant to such exercise would exceed, when aggregated with all Other Ordinary Shares owned by such holder and its affiliates at such time, the number of Ordinary Shares which would result in such holder and its affiliates beneficially owning (as determined in accordance with Section 12(d) of the Exchange Act and the rules thereunder) in excess of 9.99% of the then issued and outstanding Ordinary Shares; provided, however, that such holder may waive the foregoing restriction by providing the Company with 61 days’ notice of such waiver; provided, further, that during the 61 day period prior to the expiration of the GEM Warrant, the holder may waive compliance with the foregoing restriction at any time during such 61 day period.

No fractional Ordinary Shares will be issued in connection with any exercise of a GEM Warrant, in lieu of such fractional shares, the Company shall round the number of shares to be issued upon exercise up to the nearest whole number of shares.

The foregoing description of the GEM Warrant is qualified in its entirety by reference to the full text of the Polar Warrant, copy of which is filed with the SEC as Exhibit 10.15 to this registration statement and which are incorporate herein by reference.

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